Exhibit 4.3

Amendment #1 to Convertible Promissory Notes
Originally dated August 21, 2014  ($50,000 Convertible Redeemable Note and $50,000 Convertible Redeemable Back End Note)

This Amendment to the Convertible Promissory Notes originally issued by Anything IT, Inc. on August 21, 2014, each in the amount of $50,000 (collectively, the “Notes”) owned by Union Capital, LLC  is entered into on this 19h day of September, 2014.

NOW THEREFORE, the parties agree as follows:

1.  The Section 4(a) of the Notes is amended to read as follows:

“ The Holder of this Note is entitled, at its option, at any time, to convert all or any amount of the principal face amount of this Note then outstanding into shares of the Company's common stock (the "Common Stock") at a price ("Conversion Price") for each share of Common Stock equal to 50% of the lowest trading price (with a floor of $0.00001 per share) of the Common Stock as reported on the OTCBB, or such over the counter market or exchange on which the Company’s shares are then quoted, for the fifteen prior trading days including the day upon which a Notice of Conversion is received by the Company (provided such Notice of Conversion is delivered by fax or other electronic method of communication to the Company after 4 P.M. Eastern Standard or Daylight Savings Time if the Holder wishes to include the same day closing price). If the shares have not been delivered within 3 business days, the Notice of Conversion may be rescinded. Such conversion shall be effectuated by the Company delivering the shares of Common Stock to the Holder within 3 business days of receipt by the Company of the Notice of Conversion.  Once the Holder has received such shares of Common Stock, the Holder shall surrender this Note to the Company, executed by the Holder evidencing such Holder's intention to convert this Note or a specified portion hereof, and accompanied by proper assignment hereof in blank.  Accrued, but unpaid interest shall be subject to conversion No fractional shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded to the nearest whole share.  In the event the Company experiences a DTC “Chill” on its shares, the Conversion Price shall be decreased to 40% instead of 50% while that “Chill” is in effect.”

All other terms and conditions of the Notes shall remain in full force and effect, unless modified by this Amendment.  This amendment shall be governed and construed under the laws of the State of New York, without regard to its conflict of laws provision.

ANYTHING IT, INC.		UNION CAPITAL, LLC

By:	/s/ David Bernstein	By:	/s/
	David Bernstein, CEO		Yakov Borenstein, Manager